Exhibit 99.1

Jameson Inns, Inc.	PRESS RELEASE

8 Perimeter Center East, Suite 8050 Atlanta, Georgia 30346 (770) 481-0305 FAX (770) 901-9550

FOR IMMEDIATE RELEASE

November 8, 2005

Investor Relations Contacts:
EPOCH Financial	(888) 654-5318
Todd Atenhan	tatenhan@epochfinancial.com
James Kautz	jkautz@epochfinancial.com

Jameson Inns, Inc. Reports Strong Third Quarter 2005 Results

•	Jameson Inn Brand RevPAR Up 11.4% Resulting from Record Occupancy Growth

•	Net Income Attributable Common Stockholders for the Third Quarter Increased to $1.7 Million

•	Earnings Per Common Share for the Third Quarter Increased to $0.03

•	Two Additional Hotel Conversions Substantially Completed

•	Debt Maturities Extended, Interest Rates Fixed and 21 Additional Inns Unencumbered with Completion of $35.0 Million Convertible Notes Financing

ATLANTA—Jameson Inns, Inc. (NASDAQ: JAMS), owner and operator of Jameson Inn and Signature Inn hotels, today announced financial results for the quarter ended September 30, 2005.

Third Quarter Results

For the quarter ended September 30, 2005, total revenue was $24.8 million, net income totaled $1.7 million or $0.03 per common share, and EBITDA was $8.7 million.

•	Lodging revenues grew by approximately $1.6 million or 7.1% to $24.6 million in third quarter 2005 from $22.9 million in the same period in 2004. Combined brands RevPAR increased 8.8%. Along with an increase in ADR of $2.11 or 3.4%, occupancy rose by a full three percentage points, to 60.2%.

•	The Jameson Inn brand occupancy rate increased to 64.1% in third quarter 2005 from 59.7% in the same period in 2004, while ADR increased 3.8% in third quarter 2005 as compared to the same period in 2004. This combination drove RevPAR to $40.80, $4.16 or 11.4% higher than the same period in 2004. “Last quarter our Jameson Inn brand occupancy rate grew by 3.0 percentage points, our largest quarterly gain ever. This quarter occupancy grew 4.4 percentage points. Clearly our business continues to get stronger,” said Thomas W. Kitchin, Chairman and Chief Executive Officer of Jameson Inns, Inc. “This was our fifth quarter in a row of better than 7.0% RevPAR growth for our Jameson Inn brand.”

•	ADR for the Signature Inn brand increased to $69.20 in third quarter 2005 from $66.13 in the same period in 2004, while the occupancy rate fell to 44.1% from 49.5%, which resulted in a RevPAR decrease of 6.8%. “The Signature Inn brand performance in the third quarter 2005 was adversely impacted by the South Bend and Elkhart, Indiana renovation and conversion projects,” said Kitchin. “RevPAR for these two properties was down 29.5% for the quarter. Excluding these two Inns, the remaining Signature Inns to be converted had RevPAR growth of 3.2% for the quarter.”

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Nine-Month Results

Net income attributable to common stockholders was approximately $2.3 million, or $0.04 per share in the nine months ended September 30, 2005, compared to a net loss of approximately $26.4 million, or $(1.10) per share in the same period of 2004. The net change was primarily due to a one time lease termination expense in 2004 of approximately $9.0 million as a result of the acquisition of Kitchin Hospitality, LLC, partially offset by an income tax benefit of approximately $1.4 million to establish initial deferred tax asset as a result of the change in taxable status in 2004, by the elimination of the preferred dividends of approximately $4.4 million and a loss on redemption of the preferred stock of approximately $16.0 million.

•	Despite having approximately 1.6% fewer rooms available to rent, lodging revenues rose 4.1% to $66.5 million during the first nine months of 2005, compared to $63.9 million in the same period in 2004.

•	During the first nine months of 2005, the occupancy rate for the Jameson Inn brand increased to 59.9% from 57.2%. ADR for the Jameson Inn brand increased 6.0% for the nine months ended September 30, 2005 as compared to the same period of 2004. This combination resulted in a RevPAR increase of 11.1% for the Jameson Inn brand.

•	During the first nine months of 2005, ADR for the Signature Inn brand increased 2.0%, while occupancy decreased to 38.3% from 42.4%. This combination resulted in a RevPAR decrease of 7.9% for the Signature Inn brand.

Fourth Quarter Update - Combined Brands

For the first 38 days of the 4th quarter 2005, occupancy for continuing operations hotels was 59.9% versus 53.2% in the same period in 2004. The ADR for these hotels was $66.50 compared to $64.70 in the same period in 2004. Consequently, RevPAR was $39.80, up 15.8% over RevPAR of $34.40 in the same period in 2004.

For the Jameson Inn brand, RevPAR was up 18.1% during this period. RevPAR for the five hotels converted to the Jameson Inns brand was up 14.6% during this period.

For the South Bend and Elkhart, Indiana properties, which were officially converted on October 1, 2005, RevPAR for the first 38 days of the 4th quarter 2005 was up 18.4%. During the 3rd quarter 2005, when these two hotels were still under going the renovation and conversion, RevPAR was down 29.5%.

Hotels under Renovation and Conversion

The Company continues to execute a strategy of selling certain Signature Inn hotels and converting the remaining Signature Inns to our more recognizable and better performing Jameson Inn brand. The conversions are accompanied by a significant renovation and upgrade to the physical property. “The operating results at our converted hotels are very positive,” said Kitchin. “Both the occupancy gain and improved lodging revenues make us very optimistic about our conversion strategy.” In the nine months ended September 30, 2005, the Company completed the renovation and conversion of three Signature Inns to the Jameson Inn brand, and substantially completed the renovation and conversion of two others. Additionally, work has already begun to convert four additional Signature Inns to the Jameson Inn brand. These projects should be completed in the early spring of 2006.

The Company invested approximately $6.3 million in the third quarter of 2005 and approximately $11.1 million in the nine months ended of 2005 for its capital refurbishment, renovation and conversion projects. The total expected capital expenditures for 2005 are $19.0 million.

Discontinued Operations

During the third quarter of 2005, the Company sold one Signature Inn located in Indianapolis, Indiana for approximately $2.3 million resulting in a net gain of approximately $48,000. In October 2005, the Company decided to remove the Signature Inns in Evansville, Indiana and Springfield, Illinois from the held for sale category, and plans to convert them to the Jameson Inn brand. The local markets in which these two Inns are located are performing well relative to the prior years. During the nine months ended 2005, RevPAR increased 22.9% and 14.5% for Evansville, Indiana and Springfield, Illinois, respectively. Effective October 1, 2005, these two Inns are no longer included in discontinued operations for financial reporting purposes.

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Convertible Notes

On September 30, 2005, the Company issued an aggregate of $35.0 million of 7.0% Convertible Senior Subordinated Notes due 2010 (the “Convertible Notes”) in a private placement. The Convertible Notes have a maturity date of September 30, 2010. Interest is payable semi-annually on June 30 and December 31, commencing December 31, 2005. The Convertible Notes are convertible at the option of the holder at any time prior to maturity into shares of the Company’s common stock, initially at the conversion price of $2.77 per share.

The Company used proceeds from the sale of the Convertible Notes to repay floating rate mortgage notes totaling approximately $32.1 million that were maturing over the next twelve months. As a result, the current maturities as of mortgage notes payable September 30, 2005 totaled approximately $4.9 million, which represents the principal amortization of long term debt over the next twelve months.

“This was an important financing for us as we continue to improve our balance sheet and meet our goals of fixing interest rate exposure and extending current debt maturities,” said Craig R. Kitchin, President and Chief Financial Officer of Jameson Inns, Inc. “Today we have no loans maturing in the next twelve months compared to approximately $54.2 million of current maturities at the end of last quarter. Furthermore, over half of our total outstanding debt has been fixed, compared to nearly all of our debt being subject to variable interest rates a year ago. We also improved our free cash flow by significantly reducing required principal amortization payments to approximately $4.9 million from $11.3 million a year ago, allowing for an effective redeployment of capital.”

Inns

At September 30, 2005, the Company owned and operated 109 Inns, of which 93 are Jameson Inns, located predominantly in the southeastern United States, and 16 are Signature Inns, located predominantly in the mid-western United States. The Company licenses the use of the Jameson Inn brand to the owners of 12 other Jameson Inns.

The Company’s 109 owned and 12 franchised Inns are located in the following thirteen states:

					Combined Brands
	Jameson Inns		Signature Inns				Percentage of Total
State	Hotels	Rooms	Hotels	Rooms	Hotels	Rooms	Rooms
Georgia	31	1,598	—	—	31	1,598	20.5%
Indiana	—	—	12	1,342	12	1,342	17.2%
Alabama	18	960	—	—	18	960	12.3%
Tennessee	12	781	—	—	12	781	10.0%
N. Carolina	14	677	—	—	14	677	8.7%
S. Carolina	10	577	—	—	10	577	7.4%
Florida	6	390	—	—	6	390	5.0%
Illinois	—	—	3	371	3	371	4.7%
Mississippi	6	349	—	—	6	349	4.5%
Kentucky	3	305	—	—	3	305	3.9%
Louisiana	3	213	—	—	3	213	2.7%
Ohio	—	—	1	125	1	125	1.6%
Virginia	2	122	—	—	2	122	1.5%

Total	105	5,972	16	1,838	121	7,810	100.0%

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Earnings Conference Call

As previously announced, the Company’s third quarter earnings conference call is scheduled for 11:00 am EST, November 9, 2005. A simultaneous webcast of the conference call is available by accessing the Investor Relations section of the Company’s website at www.jamesoninns.com. To listen to the call, dial 877-462-0700 (domestic) or 706-679-3971 (international) and ask for the Jameson Inns, Inc. third quarter earnings conference call hosted by Mr. Tom Kitchin. A replay of the conference call will be available for thirty days following the call on www.jamesoninns.com and by telephone for thirty days by calling 800-642-1687 (domestic) or 706-645-9291 (international) and requesting conference ID 2031223.

For more information about Jameson Inns, Inc., visit the Company’s website at www.jamesoninns.com.

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Operating Statistics

	Three Months Ended September 30,
	Room Nights Available		Occupancy Rate		Average Daily Rate		RevPAR		RevPAR Change
	2005	2004	2005	2004	2005	2004	2005	2004
Jameson Inns (1)	505,356	477,243	64.1%	59.7%	$63.69	$61.34	$40.80	$36.64	11.4%
Signature Inns (1)	122,054	155,388	44.1%	49.5%	$69.20	$66.13	$30.49	$32.72	(6.8)%
Combined Brands (1)	627,410	632,631	60.2%	57.2%	$64.47	$62.36	$38.80	$35.67	8.8%
Discontinued Operations	51,245	89,172	47.5%	43.8%	$57.17	$56.83	$27.14	$24.89	9.0%

	Nine Months Ended September 30,
	Room Nights Available		Occupancy Rate		Average Daily Rate		RevPAR		RevPAR Change
	2005	2004	2005	2004	2005	2004	2005	2004
Jameson Inns (1)	1,466,889	1,428,585	59.9%	57.2%	$63.26	$59.69	$37.91	$34.11	11.1%
Signature Inns (1)	395,002	462,786	38.3%	42.4%	$67.39	$66.06	$25.81	$28.03	(7.9)%
Combined Brands (1)	1,861,891	1,891,371	55.3%	53.6%	$63.86	$60.93	$35.34	$32.62	8.3%
Discontinued Operations	212,044	271,354	40.1%	37.7%	$56.06	$56.26	$22.50	$21.19	6.2%

	Three Months Ended September 30,
	Room Nights Available		Occupancy Rate		Average Daily Rate		RevPAR		RevPAR Change
	2005	2004	2005	2004	2005	2004	2005	2004
Converted Inns (2)	33,212	33,304	59.7%	55.0%	$65.70	$65.95	$39.22	$36.28	8.1%
Inns under renovation and conversion (3)	22,694	22,816	35.0%	52.4%	$75.22	$71.21	$26.33	$37.32	(29.5)%

(1)	Brand statistics reflect only owned hotels included in continuing operations. At September 30, 2005 there are four Signature Inns being held for sale and classified as discontinued operations.
(2)	The Signature Inn in Knoxville, Tennessee and the two Signature Inns in Louisville, Kentucky were converted and began operating as Jameson Inns on April 1, 2005.
(3)	The operating performance of the Signature Inns in South Bend and Elkhart, Indiana was negatively impacted by the on-going renovation activity during the third quarter of 2005. These Inns began operaing as Jameson Inns on Octobe 1, 2005.

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Condensed Consolidated Balance Sheets

	September 30, 2005 (unaudited)	December 31, 2004
Assets
Current Assets:
Cash and cash equivalents	$5,382,655	$1,626,322
Restricted cash	600,999	1,745,171
Trade accounts receivable, net of allowance of $110,909 and $124,504 at September 30, 2005 and December 31, 2004, respectively	2,771,256	1,442,912
Other receivables	635,007	206,706
Prepaid expenses	783,360	554,105
Inventory	1,258,636	1,345,261

Total current assets	11,431,913	6,920,477

Operating property and equipment	353,945,948	350,763,365
Property and equipment held for sale	9,152,484	16,754,836
Less accumulated depreciation	(93,142,333)	(91,160,887)

	269,956,099	276,357,314

Deferred finance costs, net	5,130,111	1,881,995
Other assets	664,756	976,554
Investment in Jameson Inns Financing Trust I	812,000	—

Total assets	$287,994,879	$286,136,340

Liabilities and Stockholders’ Equity
Current Liabilities:
Current maturities of mortgage notes payable	$4,880,620	$49,991,739
Line of credit borrowings	1,921	110,216
Accounts payable and accrued expenses	5,928,939	4,582,803
Accrued interest payable	735,391	830,368
Accrued property and other taxes	3,015,645	2,165,734
Accrued payroll	912,119	1,150,571

Total current liabilities	15,474,635	58,831,431

Mortgage notes payable, less current portion	128,314,330	147,737,940
Trust preferred notes	27,062,000	—
Convertible notes	35,000,000	—

Total liabilities	205,850,965	206,569,371

Stockholders’ Equity
Common stock, $0.10 par value, 100,000,000 shares authorized, 57,436,350 shares and 57,052,630 shares issued and outstanding at September 30, 2005 and December 31, 2004, respectively	5,743,635	5,705,263
Contributed capital	110,555,560	110,375,931
Unamortized deferred compensation	(1,764,221)	(1,819,158)
Accumulated deficit	(32,391,060)	(34,695,067)

Total stockholders’ equity	82,143,914	79,566,969

Total liabilities and stockholders’ equity	$287,994,879	$286,136,340

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Condensed Consolidated Statements of Operations (unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2005	2004	2005	2004
Lodging revenues	$24,560,566	$22,941,787	$66,514,423	$63,876,382
Other revenues	198,251	130,765	490,690	333,469

Total revenues	24,758,817	23,072,552	67,005,113	64,209,851

Direct lodging expenses	12,791,045	11,800,074	34,968,523	33,698,697
Property and other taxes and insurance	1,108,535	1,291,951	3,966,194	3,901,696
Depreciation	3,630,687	3,082,866	9,944,228	9,946,929
Corporate general and administrative	2,438,480	1,640,985	6,798,889	5,080,878
Interest expense	3,330,629	2,556,695	9,280,156	7,817,035
Early extinguishment of mortgage notes	163,899	22,596	383,543	32,015
Lease termination costs	—	—	—	8,954,361
Loss on impairment of real estate	—	50,000	—	50,000
Gain on sale of property and equipment	—	(663,050)	(4,374)	(732,290)

Total expenses	23,463,275	19,782,117	65,337,159	68,749,321

Income (loss) before income taxes and discontinued operations	1,295,542	3,290,435	1,667,954	(4,539,470)

Deferred tax benefit due to change in taxable status	—	—	—	(1,397,672)
Income tax expense (benefit)	—	1,279,902	—	(7,931)

Net income (loss) from continuing operations	1,295,542	2,010,533	1,667,954	(3,133,867)

Income (loss) from discontinued operations	330,944	81,815	298,886	(497,711)
Loss on impairment related to discontinued operations	—	(4,343,729)	—	(4,343,729)
Gain (loss) on sale of discontinued operations	47,762	(217,909)	337,167	34,638
Income tax (benefit)	—	(1,742,659)	—	(1,914,631)

Net income (loss) from discontinued operations	378,706	(2,737,164)	636,053	(2,892,171)

Net income (loss)	1,674,248	(726,631)	2,304,007	(6,026,038)
Preferred stock dividends	—	1,037,357	—	4,371,716
Loss on redemption of preferred stock	—	15,954,925	—	15,954,925

Net income (loss) attributable to common stockholders	$1,674,248	$(17,718,913)	$2,304,007	$(26,352,679)

Per common share (basic and diluted):
Income (loss) from continuing operations attributable to common stockholders	$0.02	$(0.34)	$0.03	$(0.98)
Income (loss) from discontinued operations	0.01	(0.06)	0.01	(0.12)

Net income (loss) attributable to common stockholders	$0.03	$(0.40)	$0.04	$(1.10)

Weighted average shares - basic and diluted	56,595,115	44,359,100	56,605,363	23,860,432

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Consolidated Statements of Cash Flows

	Nine Months Ended September 30, (unaudited)
	2005	2004
Operating activities
Net income (loss) from continuing operations	$1,667,954	$(3,133,867)
Adjustments to reconcile net income (loss) from continuing operations to net cash provided by operating activities:
Depreciation	9,944,228	9,946,929
Loss on impairment of real estate	—	50,000
Amortization of deferred finance costs	398,075	568,476
Stock-based compensation expense	274,554	297,474
Early extinguishment of mortgage notes	383,543	32,015
Lease termination costs- non cash	—	9,215,220
Gain on sale of property and equipment	(4,374)	(732,290)
Deferred income tax benefit	—	(1,399,019)
Changes in assets and liabilities increasing (decreasing) cash:
Trade accounts receivable, net	(1,328,344)	(724,511)
Other receivables	(428,301)	(235,681)
Prepaid expenses and other assets	(226,890)	(803,373)
Inventory	86,625	58,068
Accounts payable and accrued expenses	797,572	(50,874)
Accrued interest payable	(51,277)	(79,604)
Accrued property and other taxes	849,911	1,054,652
Accrued payroll	(238,452)	(441,158)

Net cash provided by operating activities	12,124,824	13,622,457

Investing activities
Reductions from restricted cash for furniture, fixture & equipment reserves	1,144,172	72,830
Proceeds from sale of land, property and equipment	317,807	4,236,149
Additions to property and equipment	(10,695,948)	(2,827,556)

Net cash (used in) provided by investing activities	(9,237,969)	1,481,423

Financing activities
Preferred stock dividends paid	—	(6,039,318)
Payments on redemption of preferred stock, net	—	(75,662,976)
Proceeds from issuance of common stock	516	76,957,098
Proceeds from trust preferred securities offering, net of deferred finance costs of $784,500	25,465,500	—
Proceeds from convertible notes issuance	35,000,000	—
Payments from lines of credit, net	(108,295)	(5,001)
Payments of deferred finance costs	(3,311,755)	(274,426)
Payoffs of mortgage notes payable	(48,441,204)	(4,131,780)
Payments on mortgage notes payable	(6,732,708)	(7,664,744)

Net cash provided by (used in) financing activities	1,872,054	(16,821,147)

Net cash provided by (used in) continuing operations	4,758,909	(1,717,267)
Net cash (used in) provided by discontinued operations	(1,002,576)	1,391,550

Net change in cash and cash equivalents	3,756,333	(325,717)
Cash and cash equivalents at beginning of period	1,626,322	3,549,083

Cash and cash equivalents at end of period	$5,382,655	$3,223,366

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Reconciliation of Net Income (Loss) to EBITDA

	Three Months Ended September 30, 2005			Three Months Ended September 30, 2004
	As Reported	Continuing Operations	Discontinued Operations	As Reported	Continuing Operations	Discontinued Operations
	(dollars in thousands)			(dollars in thousands)
Net income (loss) attributable to common stockholders	$1,674	$1,295	$379	$(17,719)	$(14,982)	$(2,737)
Depreciation	3,631	3,631	—	3,327	3,083	244
Interest expense	3,436	3,331	105	2,867	2,557	310
Income tax expense (benefit)	—	—	—	(463)	1,280	(1,743)

EBITDA	$8,741	$8,257	$484	$(11,988)	$(8,062)	$(3,926)

The items listed below have not been included as adjustments in the above calculation of EBITDA:

(Gain) loss on sale of property and equipment	$(48)	$—	$(48)	$(445)	$(663)	$218
Early extinguishment of mortgage notes	164	164	—	22	22	—
Impairment losses	—	—	—	4,394	50	4,344
Stock based compensation expense	152	152	—	102	102	—
Straight line rent adjustment	—	—	—	102	102	—
Preferred dividends	—	—	—	1,037	1,037	—
Loss on redemption of preferred stock	—	—	—	15,955	15,955	—

	$268	$316	$(48)	$21,167	$16,605	$4,562

	Nine Months Ended September 30, 2005			Nine Months Ended September 30, 2004
	As Reported	Continuing Operations	Discontinued Operations	As Reported	Continuing Operations	Discontinued Operations
	(dollars in thousands)			(dollars in thousands)
Net income (loss) attributable to common stockholders	$2,304	$1,668	$636	$(26,353)	$(23,461)	$(2,892)
Depreciation	9,944	9,944	—	10,752	9,947	805
Interest expense	9,910	9,280	630	8,769	7,817	952
Income tax (benefit)	—	—	—	(3,320)	(1,405)	(1,915)

EBITDA	$22,158	$20,892	$1,266	$(10,152)	$(7,102)	$(3,050)

The items listed below have not been included as adjustments in the above calculation of EBITDA:

Gain on sale of property and equipment	$(341)	$(4)	$(337)	$(767)	$(732)	$(35)
Early extinguishment of mortgage notes	383	383	—	32	32	—
Impairment losses	—	—	—	4,394	50	4,344
Stock based compensation expense	275	275	—	297	297	—
Straight line rent adjustment	—	—	—	102	102	—
Lease termination costs	—	—	—	8,954	8,954	—
Preferred dividends	—	—	—	4,372	4,372	—
Loss on redemption of preferred stock	—	—	—	15,955	15,955	—

	$317	$654	$(337)	$33,339	$29,030	$4,309

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EBITDA is defined as income before interest expense, income tax expense, depreciation and amortization.

The Company uses EBITDA to measure the financial performance of its operations because it excludes interest, income taxes, and depreciation, which bear little or no relationship to operating performance. EBITDA from continuing operations also excludes those items which relate to net income (loss) from discontinued operations. By excluding interest expense, EBITDA measures financial performance irrespective of the Company’s capital structure or how it finances its hotel properties and operations. By excluding income taxes, the Company believes EBITDA provides a basis for measuring the financial performance of its operations excluding factors that its hotels cannot control. By excluding depreciation expense, which can vary from hotel to hotel based on historical cost and other factors unrelated to the hotels’ financial performance, EBITDA measures the financial performance of its operations without regard to their historical cost. For all of these reasons, the Company believes that EBITDA and EBITDA from continuing operations provide information that is relevant and useful in evaluating its business.

However, because EBITDA excludes depreciation, it does not measure the capital required to maintain or preserve its fixed assets. In addition, because EBITDA does not reflect interest expense and preferred dividends, it does not take into account the total amount of interest paid on outstanding debt and preferred dividends nor does it show trends in interest costs due to changes in borrowings or changes in interest rates. EBITDA, as defined by the Company, may not be comparable to EBITDA as reported by other companies that do not define EBITDA exactly as the Company defines the term. Because the Company uses EBITDA to evaluate its financial performance, the Company reconciles it to net income (loss) (and in the case of EBITDA from continuing operations, to net income (loss) from continuing operations), which is the most comparable financial measure calculated and presented in accordance with GAAP. EBITDA does not represent cash generated from operating activities determined in accordance with GAAP, and should not be considered as an alternative to operating income or net income (loss) determined in accordance with GAAP as an indicator of performance or as an alternative to cash flows from operating activities as an indicator of liquidity.

Forward-Looking Statements

Certain matters discussed in this press release may constitute “forward-looking statements” within the meaning of federal securities regulations. All forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual transactions, results, performance or achievements to be materially different from any future transactions, results, performance or achievements expressed or implied by such forward-looking statements. General economic conditions, competition, and governmental actions will affect future transactions, results, performance, and achievements. These risks are presented in detail in the Company’s filings with the Securities and Exchange Commission. Although the Company believes the expectations reflected in such forward-looking statements are based upon reasonable assumptions, it can give no assurance that the Company’s expectations will be attained or that any deviations will not be material. The Company undertakes no obligation to publicly release the result of any revisions to these forward-looking statements that may be made to reflect any future events or circumstances.